FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, July 27, 2021

Ger. Gen. No. 26 /2021

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (FMC) I, duly authorized, hereby inform you that today the subsidiaries of Enel Américas, Emgesa S.A. ESP, Codensa S.A. ESP, Enel Green Power Colombia S.A.S., and ESSA2 SpA, held their respective General Shareholders' Meetings in which, among other issues, they approved the merger commitment between the companies Emgesa S.A. ESP (Absorbing Company), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP, and ESSA2 SpA (Absorbed Companies).

As a result of the terms of trade and the agreements between Enel Américas S.A. and Grupo Energía Bogotá S.A. ESP (GEB), the final shareholding composition of the Absorbing Company will be as follows: i) Enel Américas S.A. 57.345%; ii) Grupo Energía Bogotá S.A. ESP 42.515%, and iii) other minority shareholders 0.140%.

The merger must subsequently be approved by the Bondholders’ Meeting of Emgesa S.A. ESP and Codensa S.A. ESP, and then undergo a prior authorization procedure by the Superintendency of Companies of Colombia so it may subsequently come into effect.

Further details can be found in the relevant publications made by Emgesa S.A. ESP and Codensa S.A. ESP in Colombia, together with their respective annexes, all of which are included herein.

Yours truly,

Maurizio Bezzeccheri

General Manager

Enel Américas S.A.

cc.:        Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

CODENSA S.A. E.S.P

DECISIONS TAKEN AT THE MEETING

July 27, 2021

Codensa S.A. ESP (the “Company”) informs that, on July 27, 2021, the Company’s General Shareholders’ Meeting, at its extraordinary session, approved the merger commitment between the companies Emgesa S.A. ESP (absorbing), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP, and ESSA2 SpA (absorbed) (see annex).

CODENSA S.A. E.S.P

DECISIONS TAKEN AT THE MEETING

July 27, 2021

Codensa S.A. ESP reported that, on July 27, 2021, its General Shareholders’ Meeting, at its extraordinary session, approved the partial distribution of retained profits and the extraordinary payment of dividends (see annex).

CODENSA S.A. E.S.P

RETAINED DISTRIBUTABLE PROFITS WITH CUT-OFF DATE AS OF APRIL 2021

(FIGURES IN $COP)

Year	Retained profits
2016	123,965,715,570.00
2017	187,045,785,431.00
2018	182,592,254,845.00
2019	246,827,155,832.00
2020	84,254,041,738.60
TOTAL DISTRIBUTABLE RETAINED PROFITS	824,683,953,416.60
50% of distributable retained profits	(412,341,976,708.30)

At the disposal of the meeting	412,341,976,708.30
Extraordinary dividends: Over 134,875,450 of the company’s outstanding shares that shall be paid in cash at $3,057.2055678650 per share, with payment date in the month of December 2021 according to the Company’s cash flow availability.	412,341,976,708.30

CODENSA S.A. E.S.P

PROFIT AND LOSS PROJECT APPROVED BY THE MEETING

July 27, 2021

Codensa S.A. ESP reported that, on July 27, 2021, its General Shareholders’ Meeting, in its extraordinary session, approved the modification of the dividend payment approved at the ordinary meeting of the highest corporate bodies, corresponding to the 2020 financial year (see annex).

 CODENSA S.A. E.S.P

DECISIONS TAKEN AT THE MEETING

July 27, 2021

Codensa S.A. ESP, reported, on July 27, 2021, that the General Shareholders' Meeting, in its extraordinary session, approved the ratification of the lifting of the conflict of interest for the directors in relation to the merger between the companies Emgesa S.A. ESP (absorbing), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP, and ESSA2 SpA (absorbed).

CODENSA S.A. E.S.P

DECISIONS TAKEN AT THE MEETING

July 27, 2021

Codensa S.A. ESP (the "Company") informs that, on July 27, 2021, the General Shareholders’ Meeting of the Company, in its extraordinary session, approved the merger commitment between the companies Emgesa S.A. ESP (Absorbing Company), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP, and ESSA2 SpA (Absorbed Companies)

The merger operation (the "Operation") will bring, among others, the following benefits:

i.	Integration into a single company may create certain synergies, because the participating companies operate substantially in the same sector.

ii.	The purpose of the Operation is to increase the profit of the participating companies by combining the assets of each one of them.

iii.	The Operation will lead to convergence to a single business model that makes it possible to distribute, in a coordinated manner, the participating companies’ products and services, offering the Colombian consumer a unified value proposition.

iv.	The Operation appears to be an ideal option to unify the operations of the Companies in a single corporate vehicle, thus seeking to reduce the impact of fixed costs by eliminating duplicated functions; reach strengthened equity and optimize the Absorbing Company’s administrative management of the business by eliminating procedures, simplifying tax obligations compliance, accounting and routine reports sent to the different authorities and, in general, procedures that could be simplified, policies that could be harmonized, and controls maximized. Furthermore, it would also achieve a better and more efficient execution of the Companies’ commercial and social activities, without violating third-party rights.

This merger operation seeks to create a more robust company, which will allow us to face competition in the energy and non-conventional renewable energy sector with greater efficiency and strength.

Pursuant to the special purpose financial statements as of April 30, 2021, duly certified and audited, the subscribed and paid-up capital and assets and liabilities of each of the companies involved in the merger process are as follows (in thousands of Colombian pesos):

Company name	Total assets	Total Liabilities	Subscribed and paid-up capital
Emgesa S.A. ESP	$ 9,125,369,773	$ 4,593,750,668	$ 655,222,313
Codensa S.A. ESP	$ 8,728,407,847	$ 5,750,232,507	$ 13,487,545
Enel Green Power Colombia S.A.S. ESP	$ 653,624,720	$ 99,376,618	$ 6,263,213
ESSA 2 S.p.A	$ 2,477,423,385	$0	$ 2,473,245,049

As for the valuation method, we would like to mention that the deducted cash flows as of December 31, 2020, were used (according to the “Locked-Box”1 valuation methodology)

1 The Locked Box methodology establishes that companies are valued at a past date and, so as not to alter the valuation of the companies between that date and the effective date of the merger, the following principles are established for that period:

- Nothing material must has happened since the date of the Locked Box (past) until the time of the settlement agreement on the valuations and the redemption.

- Companies cannot be decapitalized or distribute dividends (which were not foreseen in the valuation), or increase/reduce capital (not foreseen), amongst others.

- Management decisions cannot be made outside the ordinary course of business and, if necessary, would require the approval of the counterpart.

- No other reorganization of the companies may be liquidated, merged, split, or performed.

and adjusted for the Companies’ Net Financial Debt as of December 2020, the following additional adjustments are made: (i) subtracting from the equity value of Emgesa and Codensa respectively (which include 50% of the extraordinary dividends of the retained profits of the years 2016 to 2020, and the ordinary dividends decreed in 2020) the current value of the dividends to be decreed by Emgesa and Codensa prior to the Operation, for a total amount of COP $2,958 billion; (ii) adding the current value of the capitalization of EGP Colombia of COP $2,175 billion to be carried out by Enel Américas S.A.; and (iii) valuing the shares with preferential right to GEB by discounting dividends associated with this class of shares.

As a result of the described application, we present the following valuation:

Company	Equity Value		Enel	GEB	Minorites
	COP mn	%	COP mn	COP mn	COP mn

Emgesa	13,889,393	45.3%	6,733,893	7,154,908	682
Codensa	11,263,343	36.7%	5,440,489	5,780,519	42,336
Colombia EGP	2,559,818	8.3%	2,559,818
ESSA 2	2,960,201	9.7%	2,960,201
Total Equity Value	30,672,756	100%	17,694,311	12,935,427	43,018
Pref. Dividend				174,600		Total
Total Equity Value + Pref. Dividend			17,694,311	13,110,027	43,018	30,847,356

From these valuations, the following terms of trade were calculated:

(i)	The value of Emgesa’s ordinary shares is COP$11,935.12019 billion, so Emgesa’s value per ordinary share is COP$93,271.14.
(ii)	The value of Emgesa’s preferred shares is COP$2,045.1729 billion, so Emgesa’s value per preferred share is COP$97,609.50.
(iii)	The value of Codensa’s ordinary shares is COP$9,592.2570 billion, so Codensa’s value per ordinary share is COP$83,509.22.
(iv)	The value of Codensa’s preferred shares is COP$1,754.7861 billion, so Codensa’s value per preferred share is COP$87,691.96.
(v)	The value of EGP Colombia’s ordinary shares is COP$ 2,559.8184 billion, so the value per ordinary share of EGP Colombia is COP$ 408,706.91.
(vi)	The value of ESSA’s ordinary shares is COP$2,960.201492 billion, so ESSA’s value per ordinary share is COP$6,924.46.

It should be noted that the company resulting from the merger will keep the capital held by Emgesa prior to the Operation, as it is considered to be sufficiently robust, clarifying that it will be made up exclusively of ordinary shares and redistributing it among the shareholders of the participating companies, assigning the percentage of participation in accordance with the terms of trade indicated above. Thus, once the merger is completed, the Absorbing Company will have a subscribed and paid-up capital of one hundred and

For the purposes of this merger commitment, the Locked Box methodology used as of 31/12/2020, establishes that for financial, valuation, exchange equation and share exchange purposes, the merger between the four companies occurred on 12/31/2020.

forty-eight million nine hundred and fourteen thousand one hundred and sixty-two ordinary shares (148,914,162) of nominal value of four thousand four hundred pesos (COP$ 4,400) each.

As a result of the terms of trade, the resulting shareholding composition of the Absorbing Company shall be as follows:

Shareholder	No. of shares	Percentage
Enel Américas S.A.	85,418,331	57.361%
Grupo Energía Bogotá S.A. E.S.P.	63,288,040	42.500%
Other minority shareholders	207,791	0.139%
TOTAL	148,914,162	100.00%

The meeting also explained that, as a result of the agreements between Enel Américas S.A. and Grupo Energía Bogotá S.A. ESP (GEB), compensation will be made in shares in favor of GEB and some other minority shareholders, thereby proportionally reducing the shareholding of Enel Américas. This way, the shareholding composition of the Absorbing Company once this compensation has been completed will be as follows:

Shareholder	No. of shares	Percentage
Enel Américas S.A.	85,394,808	57.345%
Grupo Energía Bogotá S.A. E.S.P.	63,311,437	42.515%
Other minority shareholders	207,917	0.140%
TOTAL	148,914,162	100.00%

The Operation must subsequently be approved by the Meetings of Bondholders of Emgesa S.A. ESP and the Company, and then undergo a prior authorization procedure by the Superintendency of Companies so it may come into effect.

EMGESA S.A. E.S.P

DECISIONS TAKEN AT THE MEETING

July 27, 2021

Emgesa S.A. ESP (the "Company") informs that, on July 27, 2021, the Company’s General Shareholders Meeting, in its extraordinary session, approved the merger commitment between the companies Emgesa S.A. ESP (absorbing), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP, and ESSA2 SpA (absorbed) (see annex)

EMGESA S.A. E.S.P

DECISIONS TAKEN AT THE MEETING

July 27, 2021

Emgesa S.A. ESP reported that, on July 27, 2021, its General Shareholders’ Meeting, in its extraordinary session, approved the partial distribution of retained profits and the extraordinary payment of dividends (see annex).

PROFIT DISTRIBUTION PROJECT

EMGESA S.A. E.S.P

RETAINED DISTRIBUTABLE PROFITS WITH CUT OFF DATE AS OF APRIL 2021

(FIGURES IN $COP)

Year	Retained profits
2016	160,785,151,698.00
2017	266,116,705,462.00
2018	306,101,414,517.00

2019	369,645,665,411.00
2020	128,315,211,019.00
TOTAL DISTRIBUTABLE RETAINED PROFITS	1,230,964,148,017.00
50% of distributable retained profits	(615,482,074,008.50)

At the disposal of the meeting	615,482,074,008.50
Extraordinary dividends: Over 148,914,162 of the company’s outstanding shares that shall be paid in cash at $4,133.1332476524 per share, with payment date in the month of December 2021 according to the Company’s cash flow availability	615,482,074,008.50

EMGESA S.A. E.S.P

PROFIT AND LOSS PROJECT APPROVED BY THE MEETING

July 27, 2021

Emgesa S.A. ESP reported that, on July 27, 2021, its General Shareholders’ Meeting, in its extraordinary session, approved the modification of the dividend payment approved at the ordinary meeting of the highest corporate bodies, corresponding to the 2020 financial year (see annex).

EMGESA S.A. E.S.P

DECISIONS TAKEN AT THE MEETING

July 27, 2021

Emgesa S.A. ESP reported that, on July 27, 2021, in the General Shareholders’ Meeting, in its extraordinary session, approved the ratification of the lifting of the conflict of interest for the directors in relation to the merger between the companies Emgesa S.A. ESP (absorbing), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP, and ESSA2 SpA (absorbed).

EMGESA S.A. E.S.P

DECISIONS TAKEN AT THE MEETING

July 27, 2021

Emgesa S.A. ESP (the "Company") informs that on July 27, 2021, the Company’s General Shareholders' Meeting, in its extraordinary session, approved the merger commitment between the companies Emgesa S.A. ESP (Absorbing Company), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP, and ESSA2 SpA (Absorbed Companies).

The merger operation (the "Operation") will bring, among others, the following benefits:

(i)	Integration into a single company may create certain synergies, since the participating companies operate substantially in the same sector.

(ii)	The purpose of the Operation is to increase the profit of the participating companies by combining the assets of each one of them.

(iii)	The Operation will lead to convergence to a single business model that makes it possible to distribute, in a coordinated manner, the participating companies’ products and services, offering the Colombian consumer a unified value proposition.

(iv)	The Operation appears to be an ideal option to unify the operations of the Companies in a single corporate vehicle, thus seeking to reduce the impact of fixed costs by eliminating duplicated functions; reach strengthened equity, and optimize the Absorbing Company’s administrative management of the business by eliminating procedures, simplifying tax obligations compliance, accounting and routine reports sent to the different authorities and, in general, procedures that could be simplified, policies that could be harmonized and controls maximized. Furthermore, it would also achieve a better and more efficient execution of the Companies’ commercial and social activities, without violating third-party rights.

This merger operation seeks to create a more robust company, which will allow us to face competition in the energy and non-conventional renewable energy sector with greater efficiency and strength.

Pursuant to the special purpose financial statements as of April 30, 2021, duly certified and audited, the subscribed and paid-up capital and assets and liabilities of each of the companies involved in the merger process are as follows (in thousands of Colombian pesos):

Company name	Total assets	Total Liabilities	Subscribed and paid-up capital
Emgesa S.A. ESP	$ 9,125,369,773	$ 4,593,750,668	$ 655,222,313

Codensa S.A. ESP	$ 8,728,407,847	$ 5,750,232,507	$ 13,487,545
Enel Green Power Colombia S.A.S. ESP	$ 653,624,720	$ 99,376,618	$ 6,263,213
ESSA 2 S.p.A	$ 2,477,423,385	$0	$ 2,473,245,049

As for the valuation method, we would like to mention that the deducted cash flows as of December 31, 2020, were used (according to the “Locked-Box”2 valuation methodology) and adjusted for the Companies’ Net Financial Debt as of December 2020, the following additional adjustments are made: (i) subtracting from the equity value of Emgesa and Codensa respectively (which include 50% of the extraordinary dividends of the retained profits of the years 2016 to 2020, and the ordinary dividends decreed in 2020) the current value of the dividends to be decreed by Emgesa and Codensa prior to the Operation, for a total amount of COP $2,958 billion; (ii) adding the current value of the capitalization of EGP Colombia of COP $2,175 billion to be carried out by Enel Américas S.A.; and (iii) valuing the shares with preferential right to GEB by discounting dividends associated with this class of shares.

As a result of the described application, we present the following valuation:

Company	Equity Value		Enel	GEB	Minorities
	COP mn	%	COP mn	COP mn	COP mn

Emgesa	13,889,393	45.3%	6,733,893	7,154,908	682
Codensa	11,263,343	36.7%	5,440,489	5,780,519	42,336
Colombia EGP	2,559,818	8.3%	2,559,818
ESSA 2	2,960,201	9.7%	2,960,201
Total Equity Value	30,672,756	100%	17,694,311	12,935,427	43,018
Pref. Dividend				174,600		TOTAL
Total Equity Value + Pref. Dividend			17,694,311	13,110,027	43,018	30,847,356

From these valuations, the following terms of trade were calculated:

(i)	The value of Emgesa’s ordinary shares is COP$11,935.12019 billion, so Emgesa’s value per ordinary share is COP$93,271.14.
(ii)	The value of Emgesa’s preferred shares is COP$2,045.1729 billion, so Emgesa’s value per preferred share is COP$97,609.50.
(iii)	The value of Codensa’s ordinary shares is COP$9,592.2570 billion, so Codensa’s value per ordinary share is COP$83,509.22.

2 The Locked Box methodology establishes that companies are valued at a past date and, so as not to alter the valuation of the companies between that date and the effective date of the merger, the following principles are established for that period:

- Nothing material must has happened since the date of the Locked Box (past) until the time of the settlement agreement on the valuations and the redemption.

- Companies cannot be decapitalized or distribute dividends (which were not foreseen in the valuation), or increase/reduce capital (not foreseen), amongst others.

- Management decisions cannot be made outside the ordinary course of business and, if necessary, would require the approval of the counterpart.

For the purposes of this merger commitment, the Locked Box methodology used as of 31/12/2020, establishes that for financial, valuation, exchange equation and share exchange purposes, the merger between the four companies occurred on 12/31/2020.

(iv)	The value of Codensa’s preferred shares is COP$1,754.7861 billion, so Codensa’s value per preferred share is COP$87,691.96.
(v)	The value of EGP Colombia’s ordinary shares is COP$ 2,559.8184 billion, so the value per ordinary share of EGP Colombia is COP$ 408,706.91.
(vi)	The value of ESSA’s ordinary shares is COP$2,960.201492 billion, so ESSA’s value per ordinary share is COP$6,924.46.

It should be noted that the company resulting from the merger will keep the capital held by Emgesa prior to the Operation, as it is considered to be sufficiently robust, clarifying that it will be made up exclusively of ordinary shares and redistributing it among the shareholders of the participating companies, assigning the percentage of participation in accordance with the terms of trade indicated above. Thus, once the merger is completed, the Absorbing Company will have a subscribed and paid-up capital of one hundred and forty-eight million nine hundred and fourteen thousand one hundred and sixty-two ordinary shares (148,914,162) of nominal value of four thousand four hundred pesos (COP$ 4,400) each.

As a result of the terms of trade, the resulting shareholding composition of the Absorbing Company shall be as follows:

Shareholder	No. of shares	Percentage
Enel Américas S.A.	85,418,331	57.361%
Grupo Energía Bogotá S.A. E.S.P.	63,288,040	42.500%
Other minority shareholders	207,791	0.139%
TOTAL	148,914,162	100.00%

The meeting also explained that, as a result of the agreements between Enel Américas S.A. and Grupo Energía Bogotá S.A. ESP (GEB), compensation will be made in shares in favor of GEB and some other minority shareholders, thereby proportionally reducing the shareholding of Enel Américas. This way, the shareholding composition of the Absorbing Company once this compensation has been completed will be as follows:

Shareholder	No. Of shares	Percentage
Enel Américas S.A.	85,394,808	57.345%
Grupo Energía Bogotá S.A. E.S.P.	63,311,437	42.515%
Other minority shareholders	207,917	0.140%
TOTAL	148,914,162	100.00%

The Operation must subsequently be approved by the Meetings of Bondholders of Emgesa S.A. ESP and the Company, and then undergo a prior authorization procedure by the Superintendency of Companies so it may come into effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: July 27, 2021